Via DHL and EDGAR

January 5, 2007

Mail Stop 6010

Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Park City Group, Inc.
            Registration Statement on Form SB-2, Amendment No 3.SEC
            File Number 333-136254

Dear Mr. Shuman:

We have filed Amendment No.3 to the above-referenced Registration Statement with the Commission today via EDGAR. Enclosed herewith are two copies of Amendment No. 3 for your convenience. To facilitate your review of this amendment, we will respond to each of the comments contained in your letter dated December 19, 2006. We enclose a copy of that letter. Each comment number below corresponds to the number paragraphs in your comment letter.

General

1. As noted in the phone conversation between our staff attorney, Rebekah Toton, and representatives of the Company on November 15, 2006, the disclosure in the prospectus must be updated as of the most recent practical date. In this regard, we note that you updated your financial statements through September 30, 2006. Please update the all disclosure throughout the prospectus as of the most recent practicable date. Some examples are, but not limited to:

COMMENT:

•	Disclosure in your risk factors sections (specifically on pages 4 and 5) does not appear to have been updated;

RESPONSE:

Disclosures in risk factors section have been updated as required.

COMMENT:

•	Disclosure regarding number of employees on page 22 was not updated through the most recent quarter; and

RESPONSE:

Disclosures with respect to the employees section and references to description of property have been updated as required.

COMMENT:

•

Your beneficial ownership table appears to be dated as of July 26, 2006 (although your revised footnote (1) seems to indicate beneficial ownership was determined as of August 1, while the number of shares outstanding was calculated as of October 20,2006) and does not aggregate beneficial ownership of officers and directors as required by Item 403(b) of Regulation S-B.

RESPONSE:

The table and respective dates have been updated.

Please revise your disclosure appropriately.

Risk Factors. page 4

COMMENT:

2. Please refer to prior comment 1 from our letter dated November 9, 2006. We note your response to our prior comment and the revised disclosure on page 8. However, the revised disclosure in the prospectus does not appear consistent with your response. Your revised disclosure states that "if customer accounts are lost or customer orders decrease, revenues and operating results will be negatively impacted." But your response letter states that customers generally do not make future purchases at the same level in subsequent years as they do in the initial year. Your risk factor subheading states that you are dependent on a limited customer base and the revenues will be negatively impacted should you lose any of these customers. However, your response states that the new customer that accounted for the revenue increase in fiscal 2006 is typical of your significant licensing transactions, you do not anticipate additional significant license revenue from such customers and, therefore, are not substantially dependent on such customers. You should revise the risk factor to clearly quantify the amount of revenues recognized from initial license sales versus revenues recognized from subsequent license sales and / or other maintenance contracts. If the majority of your revenues are from initial customer purchases, then this should be clearly and concisely disclosed to investors here and in management's discussion and analysis. The exact reasons you are not materially dependent on customers that account for a significant portion of your current revenues should also be clearly disclosed in the prospectus.

RESPONSE:

For the purposes of clarification we have expanded the risk factor associated with license revenue incorporated in the revised SB-2A/3 to include the following:

1.)

Park City Group relies on a limited global prospect pool in order to sell or distribute its products and services. As a result, the risk factor exists that as consolidation continues, we may experience an even smaller prospect pool to target for procuring new license customers. Furthermore, if this prospect pool continues to trend smaller, our license revenue, which historically represents approximately 50% or greater of annual total revenue, may result in a reduction in operating results in the future.

2.)

A significant portion of our annual revenue is derived from a one-time non-recurring licensing fee for utilization of our patented software. Although we are not dependant on any one particular customer, the risk factor has been revised to include both the quantification and qualification of historical customer purchases. The risk factor has been expanded to include the potential risk of failure to attract new license customers or replace the license revenue with additional products or services.

3.)	See pages 8-9 for additional changes.

3. Also in reference to prior comment 1, as previously requested, you should revise your disclosure to provide specific, quantitative information concerning the nature and extent of your reliance upon this new customer.

Response:

See the changes noted above.

Management's Discussion and Analysis, page 14

Liquidity and Capital Resources, page 14

4. We note that your discussion of liquidity and capital resources is a recitation of the items contained within your consolidated balance sheet and cash flow statement. This does not contribute to an understanding of your cash flows rather it repeats items that are readily determinable from the financial statements. Your disclosures should provide enhanced disclosure of the underlying reasons for the changes. Refer to SEC Release 33-83 50 and please revise.

Response:

We have revised this section to include the underlying reasons for changes and enhanced disclosures.

Results of Operations. page 15

5. You have not quantified the factors that resulted in your changes to your results of operations. The disclosure should quantify each source that contributed to a material change. See Section 111. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Please revise.

Response:

We have revised this section to quantify each source that contributed to a material change and removed vague language.

Security Ownership of Certain Beneficial Owners and Management, page 30

6. We note that your table here and on page 35 does not present the shares held by Riverview Financial Corp. as shares beneficially owned by Mr. Fields. If Mr. Fields exercises voting and dispositive control over the shares held by Riverview, then he should be named as the beneficial owner of those shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. Your disclosure both here and in the selling security holders table should focus on beneficial ownership rather than record share ownership. Please revise to present beneficial share ownership calculated in accordance with Rule

13d-3 in both table or advise.

Response:

We have revised both tables and the respective disclosures to present shares held by Riverview Financial Corp. as shares beneficially owned by Mr. Fields.

Selling Security Holders, page 34

7. Please refer to prior comment 3. We note your revisions to footnote 3. Please note that Part II information, including Item 23 and all exhibits, is not part of the prospectus. Please revise the disclosure in your prospectus, as necessary, to provide the material terms of the information to which you cross-reference in this footnote. Furthermore, your disclosure in Certain Relationships and Related Transactions does not fully set out the details of the transactions by which Riverview received the shares being offered for their account in this registration statement. In this regard, we were unable to locate any disclosure regarding the material terms of the 2002 bridge loan funding to which you refer. Please revise to ensure that all material terms of the issuance transactions by which Riverview received the shares being offered in this document are disclosed. You should also revise your disclosure in Certain Relationships and Related Transactions to provide all material terms of your transactions with Riverview during the last two years pursuant to Item 404 of Regulation S-B. In this regard, we note the disclosure that your new line of credit carries an interest rate of 12%, a fee for draws on the line, and "all other terms remain the same." Revise to disclose the fee for draws and the other material terms of this related party transaction.

Response:

All references to Part II have been removed from the prospectus. Footnote 3 has been updated to provide disclosures previously cross referenced. Certain Relationships and Related Transactions have been updated to provide material terms of transactions with Riverview. Footnote 27 has been added to disclose terms of Bridge Loan funding from which warrants being offered are derived,

Part II

Signatures, page II- 10

8. Instruction 1 to the signatures section of Form SB-2 specifically requires that you indicate the individual signing the registration statement in the capacity of your principal financial officer and principal accounting officer beneath the statement "In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated." Please refer to the Form and revise accordingly.

RESPONSE:

The SIGNATURES page II-10 beneath the statement of “In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated...” has been revised to include the signatory titles of William Dunlavy, Principal Financial Officer, Principal Accounting Officer, CFO.

Form 10-KSBA for the fiscal year ended June 30, 2005

Item 8A. Controls and Procedures, Page 17

9. Please refer to comment 17 of our letter dated September 1, 2006 and prior comment 6 of our letter dated November 9, 2006. We note from your response to prior comment 6 that you believe the identified significant internal control deficiency would have no significant impact on your "other financial statements," other than a reclassification of the amounts recorded on your balance sheet. However, your revised disclosure does not indicate that your CEO and CFO considered these deficiencies and found them immaterial for the reasons stated in your response letter. Moreover, the paragraph added in response to our prior comment seems to qualify the determination as to the effectiveness of your disclosure controls and procedures provided in the first paragraph. Please revise. This comment also applies to the disclosure in your Form 10-QSB for the quarter ended September 30, 2006.

Response:

The representations made in both the 10KSB for the year ended June 30, 2006 and the 10QSB for the quarter ended September 30, 2006 have been changed to reflect that as a result of these deficiencies controls were not effective.

Forms 10-QSB for the quarter ended September 30, 2006

Item 3 - Controls and Procedures

10. Please refer to prior comment 18 from our letter dated September 1, 2006. Your disclosure references maintaining disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c). Please revise to reference to the correct rules for the definition of disclosure controls and procedures. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

The references have been revised accordingly in the 10QSB for the quarter ended September 30, 2006.

11. Please refer to prior comment 19 from our letter dated September 1, 2006. Your disclosure contains language identical to that we objected to in our previous comment. Specifically, your CEO and CFO concluded that as of the Evaluation Date, "Park City Group's disclosure controls and procedures were adequate and effective to ensure that material information relating to Park City Group and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared." As noted in our previous comment, you must disclose the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of each fiscal quarter. Revise to state these officers conclusions that your disclosure controls and procedures were effective, or were not effective, to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including to ensure that information required to be disclosed is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Response:

See response to item 9 above.

12. Please refer to prior comment 20 from our letter dated September 1, 2006. Similar to the objections noted in our prior comment, your disclosure states that you had no significant changes in your internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. Item 308(c) of Regulation S-B requires you to disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Revise to state whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter covered by this report that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. As appropriate, please amend your registration statement in response to these comments.

Response:

See response to item 9 above. Disclosures related to changes in controls have also been revised to reflect these items.

Please respond to our comments on your periodic reports within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If you have any questions regarding these comments, please contact Rebekah Toton at (202) 551-3857. If you require further assistance, you may contact me at (202) 551-3462.

Conclusion

We believe we have fully responded to each of the comments contained in your letter dated September 1, 2006. If you have any questions, please contact me. We would like to have this declared effective as soon as possible. If you have no further questions, we will forward you a Request for Acceleration.

                                                                                Sincerely,

                  COHNE, RAPPAPORT & SEGAL
/s/  A. O. Headman, Jr.